Exhibit 99.1

ASML reports EUR 10.9 billion net sales and EUR 2.6 billion net income in 2018
ASML expects sales growth in 2019 despite challenging environment and proposes to raise dividend by 50%
VELDHOVEN, the Netherlands, January 23, 2019 - ASML Holding N.V. (ASML) today publishes its 2018 fourth-quarter and full-year results.

•	Q4 net sales of EUR 3.1 billion, net income of EUR 788 million, gross margin 44.3 percent

•	ASML has signed a Memorandum of Understanding with Nikon to settle patent dispute

•	2018 net sales of EUR 10.9 billion, net income EUR 2.6 billion

•	Due to a fire at a supplier, the expected impact on Q1 2019 sales is around EUR 300 million, which is expected to be largely recovered in Q2

•	ASML expects Q1 2019 net sales of around EUR 2.1 billion and a gross margin around 40 percent

•	ASML proposes a 50 percent dividend increase to EUR 2.10 per share

(Figures in millions of euros unless otherwise indicated)	Q3 2018	Q4 2018	FY 2017 [3]	FY 2018
Net sales	2,776	3,143	8,963	10,944
...of which Installed Base Management sales [1]	695	719	2,538	2,685

New lithography systems sold (units)	51	58	173	207
Used lithography systems sold (units)	2	6	24	17

Net bookings [2]	2,200	1,587	9,358	8,181

Gross profit	1,336	1,393	4,020	5,029
Gross margin (%)	48.1	44.3	44.9	46.0

Net income	680	788	2,067	2,592
EPS (basic; in euros)	1.60	1.87	4.81	6.10

End-quarter cash and cash equivalents and short-term investments	2,948	4,034	3,288	4,034
(1) Installed Base Management sales equals our net service and field option sales.
(2) Net bookings do not include High NA EUV orders. Q3 bookings include 1 EUV system shipped in Q4 to collaborative Research Center (imec). This system is not recognized in revenue.
(3) As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The comparative numbers have been adjusted to reflect these changes in accounting policies.
Numbers have been rounded for readers' convenience. A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO Statement
"Our fourth-quarter sales came in above expectations to wrap up a record 2018 in terms of sales and profitability. The past year was also crucially successful in terms of technology innovation, fueling our growth in the coming years. During Q4, we received five EUV orders. We have customer demand for 30 EUV systems in 2019 and these shipments will include the first volume production systems to DRAM memory customers. We expect that chips produced on our EUV scanners will start to become available to consumers and enterprises in 2019.
With regards to the markets that we serve, our customers responded late in Q4 to slowing demand in their end-markets by delaying deliveries of some of our litho systems from the first half of 2019 into the second half, in order to balance supply and demand. For the full year, the Logic segment is expected to be the growth driver, remaining on track to invest strongly in technology transitions and production capacity for our customers' most advanced nodes, which will drive demand for our EUV and immersion systems. In addition, we continue to see solid demand for shipments to China. Taken together, we reiterate that we see market demand that supports yet another sales growth year for ASML in 2019, with a significantly stronger second half versus the first half. We see a similar pattern in our gross margins, with lower margins expected in the first half of 2019, and we expect to increase to our longer-term trend line by the end of the year.
Despite some uncertainty in the current environment, we remain confident about our sales and profit targets for 2020 and beyond, as we communicated at our Investor Day in November, underlined by a proposal of a 50 percent increase in our dividend," said ASML President and Chief Executive Officer Peter Wennink.
Nikon settlement
ASML has signed a Memorandum of Understanding with Nikon to settle its legal dispute over alleged patent infringements that were initiated by Nikon. Therefore, ASML has recorded a provision in its 2018 accounts. This has a negative impact of EUR 131 million on gross margin in 2018.
Q4 2018 Product and Business Highlights

•
In our DUV lithography business, the TWINSCAN NXT:2000i ramp-up continued. We achieved a record level time-to-maturity at Memory customers. We reached a high level of reliability within two months after install, compared with six months for the previous generation.

•
ASML successfully introduced three new options for the TWINSCAN XT:860M KrF scanner, aimed to increase the productivity for both thick and regular resist applications. For the latter, more than 6,000 wafers per day were successfully demonstrated at a customer site.

•
For 3D NAND customers utilizing warped wafers, we delivered the first upgrades with an Advanced Wafer Clamping System (AWACS) to increase the range of wafer deformation that can be processed on both the XT and NXT platforms.

•
Our Applications portfolio has continued to see strong adoption in all segments. Highlights include significant adoption of our Yieldstar 375 at Memory manufacturing customers and the introduction of new technologies from our Brion and HMI product groups that together result in substantial OPC model accuracy improvements.

•	In our EUV business, we have announced the NXE:3400C, specified at 170 wafers per hour and with >90 percent availability. The system will be available to our customers in the second half of 2019.

Outlook
Due to a fire at one of our suppliers of electronics components and modules (as announced in a press release on December 3, 2018), work in progress and part of the inventory was lost. Due to the integral cycle time of around one quarter for these modules, we expect ASML's first-quarter sales to be negatively impacted by approximately EUR 300 million, which we expect to largely recover in Q2, with the remainder expected to be recovered in the second half of 2019.
For the first quarter of 2019, ASML expects net sales of around EUR 2.1 billion, and a gross margin around 40 percent. R&D costs of around EUR 480 million, and SG&A costs of around EUR 130 million. Our target effective annualized tax rate is around 14 percent.
Dividend Proposal
ASML will submit a proposal to the 2019 Annual General Meeting of Shareholders to declare a dividend in respect of 2018 of EUR 2.10 per ordinary share (for a total amount of approximately EUR 0.9 billion), compared with a dividend of EUR 1.40 per ordinary share paid in respect of 2017.

Update Share Buyback Program
As part of ASML’s financial policy to return excess cash to shareholders through dividends and regularly timed share buybacks, in January 2018 ASML announced its intention to purchase up to EUR 2.5 billion of shares to be executed within the 2018–2019 time frame. ASML intends to cancel these shares after repurchase, with the exception of up to 2.4 million shares, which will be used to cover employee share plans.
Through December 31, 2018, ASML has acquired 7 million shares under this program for a total consideration of EUR 1.1 billion.
The current program may be suspended, modified or discontinued at any time. All transactions under this program are published on ASML’s website (www.asml.com/investors) on a weekly basis.

Media Relations Contacts	Investor Relations Contacts
Monique Mols, phone +31 6 5284 4418	Skip Miller, phone +1 480 235 0934
Lucas van Grinsven, phone +31 6 1019 9532	Marcel Kemp, phone +31 40 268 6494
Brittney Wolff Zatezalo, phone +1 408 483 3207	Craig DeYoung, phone +852 2295 1168

Quarterly Video Interview, Press Conference and Investor and Media Conference Call
With this press release, ASML has published a video interview in which CEO Peter Wennink discusses the Q4 and Full Year results and 2019 outlook, which can be viewed on www.asml.com.
CEO Peter Wennink and CFO Roger Dassen will host a press conference in Veldhoven on January 23, 2019 at 11:00 Central European Time, which will be webcast live on www.asml.com.
A conference call for investors and media will be hosted by CEO Peter Wennink and CFO Roger Dassen on January 23, 2019 at 15:00 Central European Time / 09:00 U.S. Eastern Time. To register for the call and receive dial-in information, go to www.asml.com/qresultscall. Listen-only access is also available via www.asml.com.

About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is a world in which semiconductor technology is everywhere and helps to tackle society’s toughest challenges. We contribute to this goal by creating products and services that let chipmakers define the patterns that integrated circuits are made of. We continuously raise the capabilities of our products, enabling our customers to increase the value and reduce the cost of chips. By helping to make chips cheaper and more powerful, we help to make semiconductor technology more attractive for a larger range of products and services, which in turn enables progress in fields such as healthcare, energy, mobility and entertainment. ASML is a multinational company with offices in more than 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 23,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

US GAAP and IFRS Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets are available on www.asml.com.
The consolidated balance sheets of ASML Holding N.V. as of December 31, 2018, the related consolidated statements of operations and consolidated statements of cash flows for the quarter and twelve months ended December 31, 2018 as presented in this press release are unaudited.
In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with International Financial Reporting Standards as adopted by the European Union ("IFRS") for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs and the accounting of income taxes.
2018 Annual Reports
ASML will publish its 2018 Integrated Report based on US GAAP and its 2018 Integrated Report based on IFRS on February 6, 2019. The reports will be published on our website at www.asml.com.

Regulated Information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document contains statements relating to certain projections, business trends and other matters that are forward-looking, including statements with respect to expected trends and outlook, bookings, expected financial results and trends, including expected sales, EUV and DUV revenue, gross margin, R&D and SG&A expenses, and target effective annualized tax rate for the first quarter of 2019, and expected financial results and trends for the full year 2019, including the expectation for continued growth in sales in 2019, with a stronger second half versus the first half, annual revenue opportunity in 2020 and growth potential through 2025, sales and profit targets for 2020, trends in DUV systems revenue and Holistic Lithography and installed based management revenues, expected industry trends and expected trends in the business environment, including continued solid demand for shipments to China, expectations with respect to margins in 2019, including the expected recovery to historic levels by year end statements with respect to the commitment of customers to insert EUV into volume manufacturing by ordering systems, statements with respect to roadmap acceleration, including the introduction of higher productivity systems in 2019 (including the expected shipment of NXE:3400C and expected timing thereof) and the expected benefits, statements with respect to the logic segment expected to be a growth driver, including its expected investment in technology transitions and production capacity for advanced nodes, ASML’s commitment to volume manufacturing and secure system performance, shipments, and support for volume manufacturing, including availability, progress supporting EUV ramp and improving consistency, productivity, and production and service capability enabling required volume as planned, including expected shipments (including expected EUV shipments in  2019 and expected availability of chips produced by EUV scanners to customers in 2019), statements with respect to the expected benefits of the introduction of the new DUV system and expected demand for such system, the expected benefits of the introduction of technologies from ASML’s Brion and HMI product groups, the expected benefits of the new options for the TWINSCAN XT:860M KrF scanner and of the Advanced Wafer Clamping System (AWACS), the expected negative impact of the fire at one of ASML’s suppliers on sales, including the expected recovery timeline, shrink being a key industry driver supporting innovation and providing long-term industry growth, technology innovation driving growth in the next years, Holistic Lithography enabling affordable shrink and delivering value to customers, DUV, EUV and Application products providing unique value drivers for ASML and its customers, the expected continuation of Moore’s law and that EUV will continue to enable Moore’s law and drive long term value for ASML well into the next decade, the intention to continue to return excess cash to shareholders through  growing dividends and regularly timed share buybacks in line with ASML’s policy, statements with respect to the proposed dividend for the 2019 Annual General Meeting of Shareholders and the share repurchase plan for 2018-2019, including the intention to use certain shares to cover employee share plans and cancel the rest of the shares upon repurchase, and statements with respect to the expected impact of accounting standards. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of and demand for new products including EUV and DUV, the number and timing of EUV and DUV systems shipped and recognized in revenue, timing of EUV orders and the risk of order cancellation or push out, EUV production capacity, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, demand for EUV systems being sufficient to result in utilization of EUV facilities in which ASML has made significant investments, potential inability to recover as planned or at all from the negative sales impact of the fire at one of our suppliers, potential inability to successfully integrate acquired businesses to create value for our customers, our ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, results of the share repurchase plan and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.